FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - December 2022 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander increases attributable profit in 2022 by 18% to €9,605 million, with earnings per share up 23% Return on tangible equity (RoTE) 13.4% 16% increase in cash dividend per share1 Common equity tier 1 (CET1) above 12% Madrid, 2 February 2023 - PRESS RELEASE • The group’s scale, diversification and customer focus resulted in a strong year, with customer numbers up seven million to 160 million, revenues up 12% to €52.2 billion and pre-provision profit (net operating income) up 13% to €28.3 billion. • Further improvements in cross-border collaboration drove growth, with the global businesses performing well and a particularly strong performance in CIB, which increased profit by 31% in constant euros (i.e. excluding currency movements). • Diversification remains key to the bank’s resilience and profitability, with growth in customer activity helping deliver improved performance in Europe and South America, as well as in Digital Consumer Bank, while North America continued to generate solid returns, despite the normalisation in provisions. • The efficiency ratio improved in the year to 45.8%, despite the impact of inflation on costs. In real terms, costs fell by 5% in constant euros as the bank continued to improve productivity across markets. • Cost of risk was in line with target at 0.99%. Loan-loss provisions were 31% higher in constant euros relative to 2021, when the bank released provisions in several countries. The group has added additional provisions from updated macro assumptions, reflecting the bank’s prudent approach given the economic uncertainty. • Balance sheet remained robust and the group’s fully-loaded CET1 capital ratio was above 12% at the end of December 2022, in line with the stated capital target. The board remains committed to its 2022 shareholder remuneration policy to distribute approximately 40% of underlying profit, split approximately equally between cash dividends and share buybacks1. • In 2023, the bank expects to continue to generate further, profitable growth, targeting double-digit revenue growth; a RoTE of above 15%; cost of risk below 1.2%; a cost to income ratio of 44-45%, and CET1 above 12%. All these targets are based on current macroeconomic consensus. Ana Botín, Banco Santander executive chair, said: “2022 was another strong year for Santander as we made further progress in growing our customer base profitably, while maintaining a rock-solid balance sheet. As a result, we have delivered earnings per share growth of 23% while growing cash dividend per share by 16%1. The competitive advantage gained from our in-market and global scale, combined with our diversification and customer focus, has allowed us to grow our customer base by 7 million in the year while achieving double digit growth in revenues 1 Santander’s 2022 shareholder remuneration policy is c.40% payout split in approximately equal parts (cash and share buybacks). Cash dividend per share estimated as 20% of the profit for the year. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report at santander.com.

Santander

and profit, with capital in line with our target. Our teams' excellence in execution, combined with our rigorous capital allocation, provide a solid foundation for sustainable value creation for all stakeholders going forward.

In 2023, we expect central banks and governments will continue to focus on bringing down inflation. Our team has proven experience in navigating these conditions successfully and we expect revenue growth will continue to offset cost inflation pressures and the anticipated increase in cost of risk. We also expect to continue growing our tangible net asset value per share and dividend per share.

Our focus remains on supporting our customers and transforming our business, leveraging our unique competitive advantages and network further by improving cross-border collaboration, while continuing to ensure efficient capital allocation. We are confident that our customer focus and consistent track record of increasing profitability will drive further growth in 2023 and beyond."

Underlying income statement(*)

EUR million

	2022	2022 vs 2021	2022 vs 2021 (ex FX)	Q4'22	Q4'22 vs Q4'21	Q4'22 vs Q4'21 (ex FX)
Total income	52,154	+12%	+6%	13,525	+15%	+11%
Operating expenses	-23,903	+12%	+7%	-6,308	+12%	+10%
Net operating income	28,251	+13%	+5%	7,217	+18%	+11%
Net loan-loss provisions	-10,509	+41%	+31%	-3,018	+106%	+90%
Profit before tax	15,250	0%	-8%	3,489	-9%	-14%
Underlying profit	9,605	+11%	+2%	2,289	+1%	-4%
Net capital gains and provisions	0	-100%	-100%	0	--	--
Attributable profit	**9,605**	**+18%**	**+8%**	**2,289**	**+1%**	**-5%**

(*) Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report at santander.com.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e. excluding currency movements) unless otherwise stated.

Banco Santander achieved a record attributable profit of €9,605 million in 2022, up 18% in current euros versus 2021, supported by strong growth in customer activity, robust asset quality, and good cost control. Tax on profit in the period was €4,486 million, resulting in an effective tax rate of 29%. In the fourth quarter alone, attributable profit was €2,289 million, +1% in current euros year-on-year.

The group continued to grow its customer base, adding seven million customers in the year, taking the total to 160 million. Customer funds grew 6% to €1.15 trillion, with good growth in deposits (+9%), while total loans increased 5%, with mortgages and lending to individual customers up 7%. The bank's loan book remains well diversified across both business lines and geographies, with 65% of total lending secured.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 Santander’s ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in customer satisfaction in eight countries based on net-promoter score (NPS) rankings. The strong increase in digital adoption continued, with 80% of transactions taking place digitally, and 55% of sales taking place through online or mobile channels. Growth in customer activity, as well as an increase in central bank interest rates in the UK, the eurozone, Poland and elsewhere, supported a 9% increase in net interest income (+16% in current euros), with particularly strong growth in the UK (+13%), Poland (+99%) and Mexico (+13%). The effect of rates rises on net interest income has not yet been fully reflected in Spain, Portugal and the US. Santander is well positioned to benefit from higher interest rates, with €2-2.5 billion additional net interest income expected over the coming 12-month period based on current rate expectations. Net fee income increased 7% (+12% in current euros) driven by higher volumes and improved activity. Card and points of sale turnover, for example, increased by 14% and 21%, respectively. Net interest income and net fee income accounted for 97% of the group’s revenue, reflecting the quality of earnings. Total revenues grew 6% (+12% in current euros), to €52,154 million – in line with the bank’s target to grow income by a mid-single digit percentage. This, combined with good cost control, resulted in a pre-provision profit (net operating income) of €28.3 billion, up 5% (+13 in current euros). The sharp increase in inflation led to an overall rise in costs (+7%), however, in real terms costs fell by 5% as the bank continued to improve productivity and cross-border collaboration. As a result, the cost-to-income ratio was 45.8% in 2022 (improving 0.4 percentage points versus 2021), placing Santander among the most efficient banks in its peer group. The bank’s balance sheet remains robust, with the non-performing loan (NPL) ratio standing at 3.08%, down eight basis points year-on-year thanks to the positive performance in Europe and Digital Consumer Bank, while the coverage ratio stood at 68%. Cost of risk increased 22 basis points in the year to 0.99%, in line with the bank’s target, reflecting the increase in provisions, which were up +31% versus 2021, when the bank released provisions in several countries. The group has added additional provisions in 2022 from updated macro assumptions, reflecting the bank’s prudent approach given the economic uncertainty. The strength of the results was reflected across the group’s key profitability metrics, with the return on tangible equity (RoTE) at 13.4%, achieving the bank’s 2022 target (above 13%), and earnings per share (EPS) at €0.539, up 23%. Tangible net asset value (TNAV) per share in 2022 was €4.26. TNAV per share plus cash dividends per share, a key measure of shareholder value creation, grew 6% in the last twelve months. The bank’s fully-loaded CET1 capital ratio stood at 12.04%, in line with the group’s capital target, as the bank maintained strong net organic capital generation. In 2022, Santander completed the acquisition of Santander Consumer USA minority interests, and Amherst Pierpont, the US independent fixed-income broker dealer, consistent with the customer-focused strategy and commitment to profitable growth in the US. The bank has also announced that it intends to make tender offers to acquire all the outstanding shares of Santander México it does not own, which amount to approximately 3.76% of that unit’s share capital. Santander has achieved its revenue, profitability and capital targets for the year, while its efficiency ratio improved, despite inflationary pressures. In 2023, the bank expects to continue to generate further profitable growth, targeting

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 double-digit revenue growth, an efficiency ratio of 44-45%, cost of risk below 1.2%, fully-loaded CET1 above 12% and a RoTE of above 15%. In applying the shareholder remuneration policy for 2022, the board of directors approved the first interim distribution against 2022 results, which has been made in two parts: a cash dividend of €5.83 cents per share paid on 2 November 2022 (20% higher than the equivalent dividend in 2021), and a share buyback programme of up to €979 million, which completed on 31 January 2023. As a result, the total remuneration for this first payment from 2022 results exceeded €1.9 billion (+16% compared to 2021). Assuming the same payout ratio is applied to the second payment from 2022 results2, the total cash dividend per share for 2022 would be 16%2 higher compared to the previous year, with total shareholder remuneration (cash dividend and share buybacks) representing an equivalent yield of over 8%3. In the past two years, Santander has repurchased 5% of its outstanding shares through its share buyback programmes. Santander is committed to supporting the transition to a green economy. It remains one of the leading providers of renewable energy project finance globally and continued to help its customers in their green transition, including, for example, financing €4.8 billion of electric vehicles in 2022. The bank mobilized €91 billion in green finance between 2019 and 2022 and has a target to mobilize €120 billion by 2025 and €220 billion by 2030. Furthermore, Santander has set three new interim goals to decarbonize its most carbon intensive loan portfolios (29% reduction in absolute emissions financed in the energy sector, a 33% reduction in emissions intensity in aviation sector, and a 32% reduction in emissions intensity in the steel sector, all by 2030), adding to the targets already announced in 2021. Furthermore, Santander has financially empowered more than 10 million people since 2019, meeting its target to empower 10 million people by 2025 three years early. It granted €900 million in loans through microfinance programmes. Santander was named Best Global Bank for Financial Inclusion by Euromoney, highlighting its programmes in South America and Mexico, and Best Bank for Corporate Responsibility in Central and Eastern Europe for its support to refugees following the war in Ukraine. Market summary (2022 vs 2021) To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The group’s geographic and business diversification continues to support consistent, profitable growth, with Europe contributing 33% of underlying profit, South America 31%, North America 25%, and Digital Consumer Bank 11%. Europe. Underlying attributable profit in 2022 was €3,810 million, 38% higher than 2021, reflecting growth in net interest income, continued efficiency improvement and a stable cost of risk. The bank continued to accelerate its business transformation to support growth in customer activity and revenues, and a more efficient operating model. Customer funds grew 5% driven mainly by growth in customer deposits, while loans increased by 3%. In Spain, underlying attributable profit for the year was €1,560 million, up 149%, due to lower provisions (-30%) and costs (-1%). Total income rose 6% and net fee income increased 1%, boosted by CIB. The bank delivered net customer growth in every quarter, with 700,000 customers added in the year. It also achieved record new mortgage lending in Q3, while loans grew 2% and customer deposits 15%. The consistent improvement in the bank’s risk profile resulted in an improvement of NPL ratio by 145 basis points. 2 See footnote 1. 3 Per Banco Santander's market capitalization at the end of 2022.

In the UK, underlying attributable profit for the year was €1,395 million, down 10% as provisions increased relative to 2021 when the bank released provisions. Total income was up 12% driven by strong net interest income growth, benefitting from higher interest rates and a resilient mortgage market. Expenses rose 3% due to transformation spending and inflationary pressures, however, in real terms, costs decreased 6%. The bank's cost of risk remains very low at 0.12%, reflecting the low risk profile in the bank's loan book, with an average loan to value across the mortgage book of 40%.

	Loans (€ bn)	Deposits (€ bn)	Contribution to Group's underlying profit	Underlying attributable profit (€ mn)	Underlying RoTE[1]
Group	+5%	+9%			
Europe	579 +3%	643 +9%	33%	3,810 +38%	12.5% +3.2 pp
North America	157 +9%	136 +14%	25%	2,878 -14%	20.5% -3.6 pp
South America	152 +10%	123 +5%	31%	3,658 +1%	25.1% -1.1 pp
DCB Digital Consumer Bank	125 +9%	59 +7%	11%	1,308 +12%	14.4% +1.3 pp

Note: YoY changes in constant euros.
(1) Adjusted RoTEs: Adjusted based on group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.3% for Europe, 11.1% for North America, 18.8% for South America and 13.7% for DCB.

North America. Underlying profit in North America reached €2,878 million, 14% lower year-on-year reflecting the expected normalization in US auto provisions, which offset the positive performance in Mexico. Loans in the region increased 9%, customer funds increased 11% and digital customers increased 7%. The bank continued to foster strong cross-border collaboration between US and Mexico, consolidating IT functions in the region.

In the US, underlying profit was €1,784 million, a reduction of 30% after loan-loss provisions increased as expected due, in part, to a normalization in used car prices. The underlying business performance continued to improve, with net interest income increasing 3% due to solid lending growth in auto, CIB and commercial real estate, and a 19% increase in deposits due to improved customer engagement. Santander US continued to improve the efficiency of its capital allocation across the business, including, for example, outsourcing its mortgage business to focus capital on more profitable segments.

In Mexico, underlying profit in the period was €1,213 million, up 31%. Total income grew 15% supported by higher volumes and rising interest rates. The bank strengthened its position in value-added products to increase customer loyalty, with new mortgage products, the *LikeU* credit card and new agreements in auto. It also achieved strong growth in net fee income (+21%), driven by payment, insurance, and mutual funds. Lower loan-loss provisions also improved profitability. Loans grew 8% and customer funds grew 2%.

South America. Underlying profit in South America increased 1% to €3,658 million, as growth in net interest income (+6%) and net fee income (+11%) more than offset growth in provisions. The bank maintained its strategy to strengthen cross-border collaboration and share best practices across countries, capturing new business

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 opportunities. As a result, loans increased 10%, while deposits grew 5%. The number of digital customers increased 9% to 26 million. Most markets recorded strong growth in profit. In Brazil, underlying profit was €2,544 million, 7% lower as good growth in customer activity (loans grew 8% and customer deposits increased 4%) was offset by an increase in provisions. Profitability remained strong, despite the impact of increased inflation and higher rates and, while loan-loss provisions increased, the economic outlook is expected to improve in 2023. Digital Consumer Bank. Digital Consumer Bank achieved an underlying profit of €1,308 million, up 12%, driven by income growth (+3%) and solid cost of risk and efficiency performance. Strategic alliances, leasing and subscription led to a significant increase in new lending (+10%), clearly outperforming a shrinking market. The largest markets by profit contribution were Germany (€433 million), the Nordic countries (€273 million), the UK (€227 million), France (€160 million) and Spain (€131 million). Openbank, the largest 100% digital bank in Europe by deposits, continued to increase customer loyalty and engagement. The business is currently active in Spain, the Netherlands, Germany, Portugal and Argentina, with plans to expand further across Europe and the Americas. The secondary segments4, which include the global businesses Santander CIB, Wealth Management & Insurance and PagoNxt, had another solid, demonstrating the value in the group’s cross border network. Santander CIB grew underlying profit by 31% to €2,805 million, driven by double-digit growth across core businesses, notably global transaction banking and global debt financing. The business continued to make headway in strengthening its position as its clients' strategic advisor of choice, leveraging strengths in specialized value-added products and services, including ESG and the digital transformation. 47% of CIB revenues were generated through cross-border activity. Wealth Management & Insurance. The group’s private banking, asset management and insurance businesses also delivered a strong set of results. The total contribution to the group (net profit and total generated fees net of taxes) was €2,728 million, up 10%. Total income increased 12% reflecting improved margins and net fee income. PagoNxt, which brings together Santander’s most innovative payments businesses, exceeded its income growth target for the year, increasing total income by 72% to €953 million, driven by growth in business activity and volumes across regions, especially in our Merchant (Getnet) and Trade businesses (Ebury). About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of 2022 was over €47 billion. It has firm roots in ten core markets in Europe and the Americas, with nearly 4 million shareholders and 206,000 employees who serve 160 million customers. 4 More information in the financial report, available at santander.com.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) Q4 2022 Financial Report, published as Inside Information on 2 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance- related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby announces that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20- F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations,

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    2 February 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer